NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	March 5, 2024

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC.
ANNOUNCES INTENTION TO DELIST FROM NYSE AMERICAN

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) today announced that it has notified the NYSE American ("NYSE American") of its intention to voluntarily delist its common shares ("Shares") from the NYSE American.  The Shares will continue to trade on the Toronto Stock Exchange ("TSX").

As previously announced in its press release dated December 18, 2023, Kelso received a notification letter (the "Notice") dated December 12, 2023 from the NYSE American stating that the NYSE American staff had determined that the Company's securities had been trading at a low price per share for a substantial period of time and as a result, the Company was not in compliance with the NYSE American's continued listing standards (the "Listing Standards").

After careful consideration, the Company has evaluated the benefits and costs of continuing its listing on NYSE American and has concluded that it is appropriate to voluntarily delist from the NYSE American at this time. With the Shares concurrently trading on the TSX, the Company believes the costs associated with a continued U.S. stock exchange listing, as well as the administrative burdens and requirements associated with maintaining a dual listing, are not justified at this time. The Company has also concluded that a reverse split of the Company's Shares of a magnitude necessary to come into compliance with the Listing Standards is not a desirable alternative at this time and would not be in the best interest of the Company's shareholders.  The Company does not expect to seek to list its shares on another U.S. national securities exchange or U.S. quotation system.

The Company intends to file a Form 25 with the U.S. Securities and Exchange Commission on or about March 15, 2024, which Form would become effective 10 days following filing thereof, resulting in the delisting of the Shares from NYSE American on or about March 25, 2024. The Company's financial statements, press releases and other information will continue to be available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Company's website at www.kelsotech.com.

About Kelso Technologies

Kelso is a diverse engineering company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation.  The Company's rail engineering business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of hazardous and non-hazardous commodities during rail transport.  The automotive division of the Company has created the first proven automated suspension-based Advanced Driver Assistance System for commercial mission-critical wilderness operations.  All Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potential dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

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For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include statements with respect to the intention to delist the Shares from the NYSE American; the costs associated with a continued U.S. stock exchange listing not being justified; the intention to file a Form 25 with the U.S. Securities and Exchange Commission; and timing for the delisting of the Shares from NYSE American.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects on the rail and automotive industries including high interest rates, inflation and short supply chain issues may last much longer than expected delaying R&D schedules and business orders from customers; litigation risks; that the development of new products may proceed slower than expected, cost more or may not result in a salable product; that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars; capital resources may not be adequate enough to fund future operations as intended; that regulatory compliance including Canadian Motor Vehicle Safety Standards may be delayed or cancelled; that the Company's products may not provide the intended economic or operational advantages to end users; that KXI Application Development Agreements may not be successful and deliver anticipated revenue streams; that the Company's new rail and automotive products may not receive regulatory certification; that customer orders may not develop or be cancelled; that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com

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